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August 11, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR and FEDEX	File No. 025681-0024

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spansion Inc. Registration Statement on Form S-1 File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission on April 13, 2005, and amended by Amendment No. 1 (“Amendment No. 1”) on June 13, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on June 27, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), as well as responses to certain comments received on May 11, 2005 from the Staff and for which the Company, in our letter dated June 13, 2005, stated that it would respond in future amendments. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In addition, where practicable, revisions to the disclosure are set forth below as underlined additions to the boxed disclosure that was included in the Registration Statement.

Comments dated May 11, 2005

2.	We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

August 11, 2005

Response: In response to the Staff’s comment, the Company has provided as much of the requested information in Amendment No. 2 as is available at this time, and will provide the information as it comes available in a future amendment to the Registration Statement. The Company has filed the following agreements and forms of agreements as exhibits to Amendment No. 2:

Exhibit No.	Description
10.26	Promissory note dated June 30, 2003 in favor of Advanced Micro Devices Inc. for principal amount of $120,000,000.
10.27	Promissory note dated June 30, 2003 in favor of Advanced Micro Devices Inc. for principal amount of $261,957,114.
10.28	Promissory note dated June 30, 2003 in favor of Fujitsu Limited for principal amount of $40,000,000.
10.29	Second Amendment to Amended and Restated Term Loan Agreement, dated as of June 10, 2004, by and among Spansion LLC, GECC and the majority lenders party thereto.
10.30	Manufacturing Services Agreement dated as of June 30, 2003 between Fujitsu Limited and Spansion LLC.
10.31	Distribution Agreement, dated as of June 30, 2003, between AMD and Spansion LLC.
10.32	Agency Agreement, dated as of August 10, 2005, between AMD and Spansion LLC.
10.33	Foundry Agreement, dated as of August 10, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company.

The Company is continuing to work with AMD and Fujitsu to finalize certain agreements and will file such agreements as exhibits to a future amendment to the Registration Statement.

4.	Please supplementally provide us with copies of all artwork and any graphics that you intend to include in the prospectus when you file the first amendment to your registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that it is currently in the process of preparing the graphics and artwork that it intends to include in the prospectus. The Company confirms that it will supplementally provide the Staff with copies of all artwork and any graphics that it intends to include in the prospectus in a future amendment to the Registration Statement as soon as they are available. The Company is not including any artwork or graphics in Amendment No. 2.

14.	If the proceeds of the concurrent debt offering will be used in whole or in part to repay outstanding indebtedness owed to affiliates, please include appropriate disclosure here and elsewhere where appropriate throughout your prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that it has provided as much of the requested information in Amendment No. 2 as is available at this time. The Company confirms that it will comply with the Staff’s comment in a future amendment to the Registration Statement when sufficient information is available to determine the application of the proceeds.

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18.	Please disclose the approximate amount of proceeds to be used for each stated use of proceeds, consistent with Item 504 of Regulation S-K. In addition, to aid investor understanding, please clarify more specifically the nature of your intended uses.

Response: In response to the Staff’s comment, the Company advises the Staff that it has discussed the use of proceeds to the extent determined at this time and has not yet made any specific allocations for particular uses. The Company confirms that it will provide more specific information in a future amendment to the Registration Statement when such information is available.

20.	Please provide disclosures substantially similar to those called for by Instruction 4 to Item 504 of Regulation S-K with respect to the indebtedness to be repaid with the proceeds of the concurrent debt offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not yet have sufficient certainty regarding the application of the proceeds from the concurrent debt offering and therefore cannot provide additional disclosure in Amendment No. 2 regarding the use of proceeds. The Company confirms that it will comply with the Staff’s comment in a future amendment to the Registration Statement when it is in a position to determine the application of the proceeds.

45.	Please file the non-competition agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company will file the non-competition agreement in a future amendment to the Registration Statement.

We note that the Company’s responses dated June 13, 2005 to the Staff’s prior Comment Nos. 25, 28 and 33 dated May 11, 2005, also referenced information that would be provided in a future amendment to the Registration Statement. The Company addresses the matters set forth in the Staff’s prior Comment No. 25 in its response to Comment No. 19 below. The Company addresses the matters set forth in the Staff’s prior Comment No. 28 in its response to Comment No. 25 below. The Company addresses the matters set forth in the Staff’s prior Comment No. 33 in its response to Comment No. 26 below.

Comments dated June 27, 2005

Amendment No. 1 to Registration Statement on Form S-1

1.	Please confirm that, for responses to our previous comments in which you undertake to resolve the issue raised in a future amendment, you will do so before you circulate a preliminary prospectus. Please accompany that future amendment with a response letter that identifies which prior comments are addressed in that amendment and how you resolved the comment.

Response: In response to the Staff’s comment, the Company refers the Staff to the prior comments and responses set forth above, and confirms that it will resolve other issues raised in prior comments before it circulates a preliminary prospectus.

2.	We note that you have requested confidential treatment with regard to several of your of your exhibits. We are reviewing and will provide comments on your request separately.

August 11, 2005

Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response: In response to the Staff’s comment, the Company acknowledges that any comments on its requests for confidential treatment must be resolved before the Staff can accelerate the effectiveness of the Registration Statement.

Summary, page 1

Overview, page 1

3.	We note your response to our prior comment 8. Please clarify in an appropriate place in your prospectus that you are not the largest company in the world in terms of revenue in the Flash memory market.

Response: In response to the Staff’s comment, the Company has added language at each location in the Registration Statement where it has stated that it was the largest supplier of NOR Flash memory in 2004 to disclose that it is only one of the largest suppliers in the overall Flash memory market in 2004.

4.	We also note from your response to our prior comment 8 the reasons why you believe that being the largest company in the world dedicated exclusively to the Flash memory market is significant. We also note the following disclosure on page 18:

In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations.

Please balance the disclosure in your prospectus regarding your status as the largest company in the world dedicated exclusively to the Flash memory market to indicate any disadvantages of your strategic position in this regard. For example, do you face any particular risks from your competitors that are more diversified as they may be able to cut their prices and absorb lower profit margins in order to gain market share which could disproportionately impact your overall profit margins and results of operations?

Response: In response to the Staff’s comment, the Company has revised its disclosure by inserting the following language in the risk factor related to intense competition in the Flash memory market on page 20 of Amendment No. 2 and in the section “Business—Competition” on page 89 of Amendment No. 2:

Certain of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more diversified than us and may be able to sustain lower operating margins in their Flash memory businesses based on the profitability of their other, non-Flash memory businesses.

5.

We note your disclosure that according to iSuppli, you were “the largest supplier of NOR flash memory in 2004, with a 25.9 percent market share . . . ..” We also note from the copy of the industry report that you provided that your market share decreased each quarter during 2004, beginning at 29.5% for the first quarter of 2004 and ending at 22.8% for the

August 11, 2005

fourth quarter of 2004, while Intel’s market share increased each quarter during 2004, placing their market share at 28.3% for the fourth quarter of 2004. If these trends continue, please update your statement regarding the size and position of your market share.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has not included market share data for the first quarter of 2005 due to what the Company believes are short term skews in the data that may make this information misleading to investors. For example, for the first quarter of 2005, iSuppli has derived data on Flash memory revenues from AMD and Intel quarterly earnings reports to calculate market share. However, Intel’s revenues were based on a 14-week quarter while the Company’s revenues were based on a 13-week quarter. Thus, while the Company increased its market share from 22.8 percent in the fourth quarter of 2004 to 24 percent in the first quarter of 2005, Intel’s gain in market share from 28.2 percent to 30.2 percent included an additional week of revenue. The Company advises the Staff that, depending on assumptions for the additional week of revenue, an additional week might in fact result in no growth over the fourth quarter for Intel, while resulting in additional market share gains for the Company. The Company believes it will be appropriate to update this market share information after the iSuppli updates it data for the first half of 2005, when the effect of Intel’s additional week of revenue for the first quarter will be less potentially misleading, and the Company undertakes to do so in a future amendment to the Registration Statement.

6.	We note your response to our prior comment 9 and your additional disclosure. If known, please quantify, in terms of dollar amount and percentage, the amount of your sales to the wireless category in general and the mobile phone category in particular for fiscal 2004.

Response: In response to the Staff’s comment, the Company respectfully submits that although it has good approximations of these figures, such figures are not known with precision because (1) the Company does not know in all cases the end products in which products are utilized and (2) the categories are not uniformly defined across different end customers. As a result, the Company respectfully submits that additional disclosure is not warranted or appropriate.

Our Industry, page 2

7.	We note your disclosure on page 2 that iSuppli projects that “the Flash memory market will reach sales of $23.3 billion in 2008, representing a compound annual growth rate of 9.9 percent from 2004 to 2008.” We also note from the iSuppli report that you provided to us that the estimates you have cited refer to the total flash memory market (NAND and NOR combined) and that the NAND portion of the Flash memory market is expected to experience faster growth than the NOR market (16% CAGR for NAND versus 4% CAGR for NOR for the period 2004 through 2009). Please revise your disclosure to clarify what portion of your historical revenues have relied on the NOR portion of the Flash memory market and, with a view towards revised disclosure, please tell us why you have used the growth estimates for the overall Flash memory market rather than the growth estimates for the NOR market. If you believe the projection of these trends are reliable, please describe these trends and indicate how they will affect your business and results of operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as disclosed in the Registration Statement, all of its revenues to date have been generated through sales into the NOR Flash memory market. Looking forward, however, the Company believes the categorization of NOR and NAND market opportunities are likely to shift and that

August 11, 2005

the Company will have an opportunity to derive revenues from portions of both markets. The Flash memory market perceives, measures and estimates demand based on these two architectures. To date, the market predominantly has correlated NOR to code applications and NAND to data storage. As a result, the forecast for greater growth in NAND versus NOR reflects a market perspective of greater data storage revenue growth. While there is significant variance in data storage revenue growth as represented by NAND forecasts from different analysts, there is general consensus among analysts that data storage growth is likely to increase at a greater rate than code storage revenue growth.

The Company believes that data storage revenue growth is likely to be greater than code storage growth, but does not believe that this growth correlates exclusively to NAND architecture because certain of the Company’s products based on its proprietary MirrorBit technology have the ability to also address data storage. Consequently, to accurately reflect the Company’s business opportunity, the Company believes it is appropriate to discuss the market as reflected by both NOR and NAND growth and not solely by NOR market growth alone.

For example, as the Company describes under “Business—Our Strengths,” products with a NOR architecture based on the Company’s MirrorBit technology can achieve similar cost structures and density to products with a NAND architecture based on floating gate at an equivalent process technology node. Cost structure and density are two key parameters in selecting NAND for data storage and are not normally achievable with products using NOR architecture on floating gate technology at the same process node. For this reason, the Company has disclosed in the Registration Statement how it believes that solutions based on its proprietary MirrorBit technology will allow the Company to compete in certain portions of the Flash memory market that would otherwise be served by NAND-based Flash memory.

The Company also respectfully advises the Staff that it has disclosed under “Business—Our Strategy” the relevance of its technology to markets defined by NAND architecture today. For example, in the section “Bridge the NOR/NAND Divide,” the Company describes its ORNAND architecture, which leverages MirrorBit technology to offer products that draw from among the best features of both NOR and NAND primarily targeted to data storage in the wireless industry. The Company also discusses its QuadBit technology which it believes, if successful, will enable the Company to target an additional portion of the data storage market, including removable storage.

8.	We also note that the iSuppli projections you have provided continue out until 2009, but you only have cited their projections through 2008. Please tell us why you have not used the iSuppli projections through 2009.

Response: In response to the Staff’s comment, the Company advises the Staff that in Amendment No. 1 it used 2008 as the last year for projections from all analyst sources to maintain consistency as certain reports did not extend to 2009 at the time when Amendment No. 1 was filed. The Company has revised the referenced disclosure in Amendment No. 2 to provide statistics for all sources to 2009.

9.

With respect to the sales projections of iSuppli, we note, from Table 5 of the “IDC Worldwide Flash Memory 2005-2008 Forecast and Analysis” included as Exhibit 7 in the industry reports that you provided to us, that IDC has projected significantly slower growth and lower projected sales over the period 2005 through 2008 (including a decrease in sales during 2005) as compared to the iSuppli report. Please tell us why you have relied upon the

August 11, 2005

projections and estimates of iSuppli rather than IDC in preparing the data you present to your investors.

Response: In response to the Staff’s comment, the Company advises the Staff that there are four primary industry analysts who track and forecast the Flash memory market and that are generally recognized as experts in this field: iSuppli, Web-Feet Research, Gartner and Semico. The Company believes that it is better to rely on iSuppli data rather than the data of IDC or the other industry analysts because iSuppli is the only analyst to develop quarterly market forecasts and quarterly market share analysis with sufficient specificity of data to enable the Company to update its disclosure using a consistent source at an appropriate level of detail. Moreover, the Company believes that iSuppli market growth projections, while not as conservative as IDC data, are generally conservative compared to Web-Feet and Semico, and broadly similar to Gartner for both the total Flash memory market and for the NOR Flash memory market.

The Company notes that in the initial filing of the Registration Statement and in Amendment No. 1, there was one area where IDC data was used for a category of research on removable storage unit shipments because at that time iSuppli had not yet made available corresponding data for this category. The Company now has access to iSuppli data for USB and card unit shipments, and has changed the source for removable storage products growth from IDC to iSuppli on page 72 of Amendment No. 2 as follows:

iSuppli ~~IDC~~ projects aggregate unit sales of Flash memory cards and USB drives to increase from ~~298~~ 467 million units in ~~2004~~2005 to ~~924~~1,231 million units in ~~2008~~2009, representing a compound annual growth rate of ~~32.7~~27.4 percent.

10.	We note your disclosure that 58.4 percent of the Flash memory market was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. We also note from the iSuppli report that you provided to us that the trend in the Flash memory market is toward NAND-based Flash memory products such that iSuppli projects that in 2009 the NAND-based portion of this market will be 55% and the NOR-based portion will be 45%. If you believe the projections of these trends are reliable, please describe these trends and indicate how they will affect your business and results of operations.

Response: In response to the Staff’s comment, the Company refers the Staff to its response above to Comment No. 7. In addition, the Company refers the Staff to the Risk Factor titled “A significant market shift to NAND architecture would materially adversely affect us,” on page 15 of Amendment No. 2. In this Risk Factor, the Company describes the trend that the NAND-based Flash memory market is growing faster than the NOR-based Flash memory market and how this trend could materially adversely affect the Company.

Company Information, page 4

11.

Please expand your response to our prior comment 11 to tell us whether the merger will be completed before this registration statement becomes effective. If not, please tell us how you will be able to provide an unqualified opinion regarding the matters specified in Regulation S-K Item 601(b)(5). Also, please confirm our assumption that you will update

August 11, 2005

your management disclosure and signature page to reflect the management of the corporation before the registration statement is effective.

Response: In response to the Staff’s comment, the Company advises the Staff that the restructuring of Spansion LLC to a corporate structure will be completed prior to the effectiveness of the Registration Statement. The Company also confirms that it will update its management disclosure and signature page to reflect the management of the corporation before the Registration Statement becomes effective.

Concurrent Debt Offering, page 4

12.	When known, please provide us with the details of your concurrent debt offering and further advise how that offering is consistent with the no-action letters that you have referred to in your response to our prior comment 13. In particular, and to the extent that any portion of the offering is made to persons who would not be qualified institutional buyers for purposes of Rule 144A of the Securities Act, please tell us the category and number of those investors.

Response: In response to the Staff’s comment, the Company advises the Staff that it intends to register the concurrent debt offering with the Securities and Exchange Commission and that details of the proposed offering will be included in a future amendment to the Registration Statement.

13.	We note your response to our prior comment 33. Please provide us with your analysis as to how the investors in your common stock will know all of the material terms of the concurrent note offering, such, as the interest rate, date of maturity, and the conversion terms, if any, etc. that will be necessary to make an informed investment decision with regard to your equity securities.

Response: In response to the Staff’s comment, the Company advises the Staff that the Registration Statement will include the material terms of the debt securities such as principal amount and maturity.

Risk Factors, page 12

Risk Related to Our Business and Industry, Page 12

If we are unable to diversify our customer base . . . , Page 18

14.	We note your response to our prior comment 16. Since you have not disclosed the aggregate percentage of your net sales accounted for by your five largest end user customers, please tell us that percentage and provide us with your analysis as to how that information would not be necessary for investors to fully understand your disclosure.

Response: In response to the Staff’s comment, the Company respectfully submits that it has disclosed that such sales are “significant.” The Company has supplementally provided its best estimate of such aggregate percentage under separate cover. However, the Company notes that such percentage may not be perfectly accurate, which is in part why the Company believes that a qualitative rather than a quantitative description of such percentage is more appropriate. For example, when Fujitsu sells to an unaffiliated subdistributor, that sale is considered an end sale

August 11, 2005

for purposes of determining Fujitsu’s distribution commission. Therefore, particularly with respect to smaller sales, Spansion may not know the party to whom such a subdistributor ultimately sells Spansion products. Some of these sales may very well be to one of the Company’s largest customers (or a regional affiliate thereof). Consequently, the Company respectfully submits that its current disclosure is appropriate and sufficient.

Capitalization, page 12

15.	Please refer to our prior comment 21. We note that you removed the caption for cash, cash equivalents and short term investments from the capitalization table. Instead, you now present the actual and pro forma amounts for this caption within the second paragraph of this section. We continue to believe that you should remove any references to the pro forma amount of your cash, cash equivalents and short term investments from the capitalization section of your filing since these amounts are not related to your capitalization.

Response: In response to the Staff’s comment, the Company has removed the references to cash, cash equivalents and short term investments from the Capitalization section of the Amendment No. 2.

Unaudited Pro Forma Consolidated Financial Data, page 35

16.	Please refer to our prior comment 23. Similar to our comment below with respect to your royalty arrangements, we continue to have questions about the appropriateness and usefulness of the pro forma financial information to investors. Please tell us why you believe that the presentation meets the objectives for pro forma information under Item 11-02 of Regulation S-X. Our concern relates to presenting information that may not be balanced due to only including decreased costs resulting from your new agreements with AMD and Fujitsu and excluding the related increased costs you will incur as a result of entering into these agreements. Please also explain why you believe that the pro forma presentation is required under Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that it agrees with the Staff’s assertion that inclusion of the pro forma adjustment reflecting reduced intellectual property royalties without a pro forma adjustment reflecting additional costs that will be incurred to obtain new licenses from third parties, including any licenses required to replace the intellectual property rights the Company will lose once it is no longer a beneficiary under AMD’s existing cross-license agreements, may present unbalanced information. The Company has therefore removed this adjustment from the pro forma financial statements.

The Company advises the Staff that the presentation, after removal of the pro forma adjustment for the reduction of intellectual property royalties, meets the objectives for pro forma information under Rule 11-02(a) which states the following:

“Pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction.”

August 11, 2005

The Company believes that the transfer of AMD’s Flash memory sales force to the Company, the waiver by AMD of its distribution margin in the Agency Agreement, the reduction of the distribution margin earned by Fujitsu, and the additional profit sharing expense that would otherwise have been incurred under the profit sharing plan in effect during fiscal year 2004 as a result of the increase in net income resulting from the foregoing adjustments correctly illustrate the effect on the historical financial statements had these transactions been consummated at an earlier date and would assist investors in analyzing the Company’s future prospects as it moves towards operating as a standalone entity. These adjustments are based on the terms of agreements between Spansion and AMD and Spansion and Fujitsu.

Additionally, the Company advises the Staff that it believes the presentation of the pro forma information is appropriate considering Rule 11-01(a)(8) which requires that pro forma information be provided when:

“Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.”

The Company believes that the pro forma financial information is material to investors. Given the impact that these transactions had on the Company’s pro forma results of operations, the Company believes that the investors will be better informed when provided with such pro forma data as they can use such data to assist in evaluating the future prospects of the Company.

17.	Please tell us how you determined the original and new rates for distribution and royalty arrangements. Discuss any related reduction in benefits from AMD and Fujitsu. For example, we note that while the royalty rate will be reduced, your access to patents and licenses from AMD and Fujitsu is similarly being reduced. Address the extent to which the pro forma information considers all costs to be incurred. For example, we note that all related support functions from AMD have not been transferred, including booking and billing. Address why you believe the amounts of the pro forma adjustments for the AMD sales force, shipping, warehousing and transporting costs is reasonable for your company since you based your adjustment on the amounts that were previously incurred by AMD or Fujitsu.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the pro forma adjustment for the reduction of intellectual property royalties. With respect to the support functions related to sales activities, the Company has included the pro forma adjustment for the costs that AMD incurred in fiscal 2004 associated with all such support activities. The underlying assumption is that the Company will either contract with AMD for a continuation of these services where a need still remains or the Company will hire the necessary resources to provide these functions internally. The costs that were actually incurred by AMD in providing these services are representative of the costs that would have been incurred by the Company if the transfer of the sales force had occurred at the beginning of fiscal 2004. As of April 1, 2005, the Company and AMD agreed upon fees for the provision by AMD of transitional support for shipping, invoicing/billing, purchase order processing, and other related functions, including worldwide sales and marketing support including credit and collections. The Company believes that the negotiated fees for these transitional services materially approximates the expenses that the Company would have incurred if it would have either performed these services internally or contracted these services with an unrelated outside service provider.

August 11, 2005

18.	We note that the pro forma presentation is based upon understandings between you and AMD and Fujitsu and not upon actual agreements. As a result, we note that you have qualified the amounts of the adjustments with such terms as “we believe.” Please tell us why you believe that the adjustments are factually supportable under Item 11-02(b)(6) of Regulation S-X. Also, please reconcile with your description of these same adjustments as “the amount that would have been added” on page 38.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that this language has been revised or removed in Amendment No. 2 as these adjustments are factually supportable because applicable definitive agreements with both AMD and Fujitsu have been finalized. The Company also advises the Staff that the term “the amount that would have been added” has been revised to reflect that the definitive agreements have been finalized.

19.	Please refer to our prior comment 25. Under Item 11-02(b)(6) of Regulation S-X, pro forma adjustments should be directly attributable to the transaction and be factually supportable. Unlike adjustments to the statement of operations, the pro forma balance sheet includes adjustments regardless of whether or not they have a continuing impact or are nonrecurring. Please revise to include a pro forma balance sheet to reflect the new debt and changes in your deferred taxes, or explain to us why you believe that you are not required to provide this information. In addition, please revise the pro forma statement of operations to reflect the impact of the new debt agreement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will include selected pro forma balance sheet items as of June 26, 2005 in a future amendment to the Registration Statement. These selected pro forma balance sheet items will reflect the changes in deferred taxes associated with the reorganization of Spansion LLC into a corporate structure, the receipt and application of the net proceeds from the public offering of the Class A common stock and the receipt and application of the net proceeds from the concurrent notes offering. At this time, the Company does not have sufficient information to show the pro forma impact of these events. The Company confirms that it will disclose the pro forma impact of these events in the selected pro forma balance sheet items in a future amendment to this Registration Statement. In addition, the Company will also revise in a future amendment to the Registration Statement the pro forma statement of operations to reflect the increase in interest expense resulting from the assumed issuance of the notes as of the beginning of fiscal 2004.

20.	We note your disclosure that you have agreed with each of AMD and Fujitsu to reduce the royalty rate for the use of their intellectual property from one percent to 0.5 percent as of October 1, 2005 and from 0.5 percent to 0.3 percent at the time of consummation of this offering. Please tell us and revise here and on pages 9 and 43 to clarify, if true, that if the offering is consummated before October 1, 2005, the royalty rate would be reduced from one percent to 0.3 percent.

Response: In response to the Staff’s comment, the Company has revised page 107 of Amendment No. 2 as follows:

We currently pay royalties to each of AMD and Fujitsu in the amount of one percent of net sales of our products. We have reached an agreement with each of AMD and Fujitsu to reduce the royalty rate to 0.5 percent beginning October 1, 2005. Shortly prior to the consummation of this offering, AMD and Fujitsu will also transfer certain additional intellectual property to us. At that time, the parties will amend and restate the patent cross-license agreements pursuant to which the royalty rate will be further reduced to 0.3 percent. The amended and restated patent cross-license agreements will provide that the royalty rates will be further reduced to 0.15 percent at the time the Class D common stock is converted into Class A common stock, and thereafter to zero percent on the second anniversary of the date of such conversion. The royalty rates were negotiated by AMD, Fujitsu and us.

August 11, 2005

As a result of the elimination of the royalty rate reduction from the pro forma statement of operations, the disclosure of the royalty rate reduction on pages 9 and 38 has been deleted.

21.	We have reviewed your responses to our prior comments 23 and 24. We note that you continue to include pro forma adjustments to reduce your historical royalty rates to reflect reductions in these rates due to anticipated agreements with AMD and Fujitsu. We also note that you have qualified your pro forma financial information to disclose that the pro forma financial information does not include additional costs you will incur as a result of losing access to the licenses of AMD and Fujitsu. That is, you will have to obtain licenses from third parties for technology incorporated in your products or software used to operate your business, including any licenses required to replace the intellectual property rights you will lose once you are no longer a beneficiary under AMD’s existing cross-license agreements. You disclosed to us in your response to our prior comment 24 that you do not have a factual basis for determining the increase in costs to obtain licenses from, third parties. We believe the current pro forma presentation does not present the full impact to the statement of operations (i.e., reduction in cost of sales with no additional costs) as it relates to the intellectual property costs. Please tell us why you believe that the current presentation is appropriate and useful to investors and meets the objectives for pro forma information, under Item 11-02 of Regulation S-X. Tell us and disclose your estimate of what the royalty expenses would have been on a standalone basis. That is, disclose the cost that you would have incurred if you had operated as an unaffiliated entity. Explain why you believe that pro forma presentation is required under Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to its response to Comment No. 16 above, where the Company indicates that it has removed the intellectual property royalty reduction from the pro forma financial information and why the Company continues to believe that its pro forma financial statement presentation, as revised, meets the objectives for pro forma information under Item 11-02 of Regulation S-X.

22.	We note the discussion beginning on page 12 regarding your loss of rights to key intellectual property arrangements. Please disclose similar information in the notes to your pro forma financial information and quantify the impact of the loss to the extent practicable.

Response: In response to the Staff’s comment, the Company has removed the adjustment for the reduction of intellectual property royalties paid to AMD and Fujitsu from the pro forma financial information. The Company respectfully advises the Staff that it does not have sufficient information available that would allow the Company to reliably quantify the financial impact of the loss of these intellectual property rights. The Company will therefore provide a cross-reference to the “Risk Factors” section and the “Certain Relationships and Related Party Transactions” section.

August 11, 2005

23.	Please remove references to certain columns as unaudited since the selective use of the term may infer that other columns on the page are audited. Please similarly revise pages 11 and 32.

Response: In response to the Staff’s comment, the Company has removed the references to certain columns as “unaudited.”

24.	We note your disclosure on page 37 that the pro forma information may not be accurate. Please tell us and disclose why.

Response: In response to the Staff’s comment, the Company has deleted the referenced language on pages 11 and 39 of Amendment No. 2.

Management’s Discussion and Analysis, page 41

Results of Operations, page 47

25.	Please refer to our prior comment 28. From your response we note that your Board of Managers has not approved a definitive capital expenditure plan for achieving 300-millimeter Flash memory capacity in fiscal 2007. Please provide information similar to your response throughout the filing where you discuss your plans with respect to the 300-millimeter capacity. For instance, we note your discussion of your plans in risk factors on page 19 and your business section on pages 73 and 82.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

26.	We note from your disclosure on page 86 that you expect that AMD and Fujitsu will transfer additional patents and patent applications to you covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products. Due to the significance of these patents and patent applications to your Flash memory business, please tell us whether you will enter into definitive agreements with respect to these transfers prior to requesting effectiveness. Please also address in your response whether or not you will enter into definitive agreements prior to requesting effectiveness with AMD and Fujitsu with respect to the distribution and margin split agreements, or termination thereof and other agreements listed on page 100. Please address whether or not you will enter into definitive agreements with respect to your debt offering prior to requesting effectiveness. Address when the filing will be amended to include a discussion of all of the significant terms of these agreements. Please note that we may have further comments on the presentation and disclosure within your filing if you have not entered into these agreements prior to requesting effectiveness.

Response: In response to the Staff’s comment, the Company confirms that it will enter into definitive agreements with AMD and Fujitsu for the transfer of additional patents and patent applications prior to the effectiveness of the Registration Statement and will file these agreements with a future amendment to the Registration Statement. The Company also confirms that it has amended the Fujitsu Distribution Agreement to reduce the distribution margin and expects to enter into a further amended and restated distribution agreement to be effective at the time of the consummation of the public offering, a form which will also be filed as an exhibit to a future amendment to the Registration Statement. With respect to the AMD

August 11, 2005

Distribution Agreement, the Company has entered into an Agency Agreement (filed as Exhibit 10.32 to Amendment No. 2) pursuant to which the Company acts as AMD’s sales agent to assist AMD in fulfilling AMD’s obligations under the AMD Distribution Agreement and to carry out AMD’s sales, marketing and customer support activities regarding Spansion products. After sales and operations have fully transitioned and Spansion has entered into its own customer agreements, the AMD Distribution Agreement and the Agency Agreement will be terminated.

With respect to the concurrent debt offering, as it is concurrent, such agreements will not be entered into prior to effectiveness. However, the Company respectfully submits that sufficient disclosure concerning the debt offering (such as aggregate principal amount) will be disclosed in the Registration Statement prior to effectiveness.

27.	We note that you reported negative gross profit in the first quarter of 2005, and that although sales decreased by 29 percent, cost of sales decreased by only 17 percent. We further note that you have reduced the prices of your NOR Flash memory products because products containing NAND architecture have gained a greater share of the Flash memory market. Please tell us and disclose, if material, your consideration of the impairment of this inventory. Please also tell us and disclose whether you expect the reduced sales and reduced gross profit trends experienced in the second half of 2004 and the first quarter of 2005 to continue.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company’s lower-of-cost-or-market evaluation of inventory at the end of the period did not require the Company to record any material impairment to inventory and that the decrease in cost of sales quarter on quarter did not match the decrease in the Company’s revenues due to the fixed-cost nature of the Company’s business. During the first half of fiscal 2005, the Company experienced a 31 percent decrease in average selling prices (ASPs) over the first half of fiscal 2004. The decrease in ASPs was primarily due to increased competition as a result of an imbalance in supply and demand, as well as the delay in bringing the Company’s high density wireless product to market, resulting in a product mix more heavily weighted toward lower density, lower cost products. The decrease in ASPs was not specifically related to NAND-architecture products having gained a greater share of the Flash memory market. As indicated by our net sales and gross profit for the second quarter of fiscal 2005, included in Amendment No. 2, the reduced sales and reduced gross profit trend did not continue as it did in the first quarter of fiscal 2005.

Net Sales Comparison for the Three Months Ended March 28 2004 and March 27 2005, page 47

28.	Clarify whether the “aggressive pricing” affected the industry uniformly or whether the effect on you was disproportionate. Also discuss the reasons that caused the oversupply and any disproportionate impact.

Response: In response to the Staff’s comment, the Company advises the Staff that aggressive pricing has affected the NOR Flash memory market and Spansion similarly in terms of overall trends. There has been no disproportionate impact of market conditions on Spansion versus the market in general. Lower ASP trends in the market for Spansion products versus the overall Flash memory market from the third quarter of 2004 onwards reflect weakness in higher density product sales (and hence ASPs). The Flash memory market is cyclical and reflects imbalances in supply and demand. Fluctuations in the market may be caused by either an increase in capacity or already existing capacity in excess of demand, or an increase in demand unmatched

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by either existing or additional capacity increase. Fluctuations in demand may be caused by changes in market requirements and by general economic conditions.

Contractual Cash Obligations, page 57

July 2003 Spansion Term Loan, page 59

29.	We note the June 2005 amendments to your term loan. Please revise your disclosure to indicate why the term loan agreement was amended to reduce your required cash balances.

Response: In response to the Staff’s comment, the Company respectfully submits that, after conducting a periodic review of the Company’s loan agreements, the Company determined that amending the term loan would benefit the Company by giving it increased flexibility in consideration of (1) the uncertainty as to the exact timing of the Company’s initial public offering and (2) the unpredictable nature of the Flash memory market. In addition, the Company believed that given the relatively small amounts outstanding under this term loan, the existing required cash balances were no longer appropriate. The Company respectfully submits that disclosure of the reasons for the amendment of the term loan is neither required nor appropriate.

Certain Relationships and Related Party Transactions, page 100

Leases, page 105

30.	With reference to the lease with AMD’s subsidiary for the space in Penang, Malaysia, please disclose the amounts paid under this lease.

Response: In response to the Staff’s comment, the Company advises the staff that it has disclosed on page 110 of Amendment No. 2 that it paid AMD approximately $62,000 for the six-month period ended June 26, 2005 and $82,000 for the fiscal year ended December 26, 2004 for the space rented from AMD's subsidiary in Penang, Malaysia.

Description of Capital Stock, page 109

31.	We note the disclosure you have added in response to our prior comment 42. Please further expand your disclosure to indicate the business purposes for the Class D common stock.

Response: In response to the Staff’s comment, the Company has further expanded its disclosure to indicate the business purposes for its Class D common stock on page 113 of Amendment No. 2 , as follows:

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. As of the consummation of this offering, AMD will have the right to elect two Class B directors and Fujitsu will have the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors. As a result, immediately following the offering contemplated by this prospectus, AMD will hold a majority of our shares of capital stock entitled to vote for the election of our directors, which we believe will allow us to remain a beneficiary under various AMD contracts and intellectual property licenses that extend to companies for which AMD holds a majority of shares of capital stock entitled to vote for the election of directors. This is intended to provide us additional time to make our own arrangements with respect to parties to these contracts, or other similar parties, as necessary as a standalone company.

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Consent of AMD or Fujitsu Required for Certain Transactions, page 111

32.	We note the transactions in Section 1.1.1 of Schedule 2.11 to your Bylaws that would require the consent of AMD or Fujitsu. Please broaden your disclosure to describe the consent requirements for these transactions as well.

Response: In response to the Staff’s comment, the Company has revised its disclosure to describe the consent requirements set forth in Section 1.1.1 of Schedule 2.11 of its Bylaws. Specifically, the Company has added the following disclosure to page 115 of Amendment No. 2, and has added similar language to page 26 of Amendment No. 2:

•	Joint Ventures and Strategic Alliances. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 25 percent, we shall not enter into any joint venture, strategic alliance or similar arrangement:

o	with an integrated electronics manufacturer having the majority of its assets in Japan and annual semiconductor revenue in excess of 100 billion yen;

o	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involve actual or potential contribution of cash or assets by us to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

o	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by us exceeding $200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement.

Corporate Opportunities, page 112

33.	Please provide us with your analysis as to how a shareholder’s fiduciary duties can be eliminated by provisions in your certificate of incorporation.

Response: In response to the Staff’s comment, the Company advises the Staff that the referenced provisions in the certificate of incorporation are allowed by paragraph (17) of Section 122 of the General Corporation Law of the State of Delaware.

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Consolidated Financial Statements, page F-1

Note 13. Employee Benefit Plans, page F-33

34.	Please refer to our prior comment 54. We note that you will withdraw from the Fujitsu plans by no later than the end of 2005 and will assume the pension obligation associated with its own employees. If true, and if material, please revise your MD&A and pro forma financial statements to indicate that you will account for the Spansion plan as a single-employer plan in accordance with SFAS 87 and disclose how the accounting change will impact you once you are an independent public company.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company still expects to withdraw from the Fujitsu plans by the end of fiscal year 2005 and assume the pension obligations and assets associated with its own employees in Japan. Once this transfer takes place, the Company will account for the new Spansion plan as a single employer plan in accordance with SFAS 87 and will follow all necessary accounting and disclosure requirements whether this happens before or after the Company becomes an independent public company.

The Company advises the staff that it has modified its Employee Benefits Plans (Note 13) note on page F-35 of Amendment No. 2 as follows:

As of December 28, 2003, December 26, 2004 and June 26, 2005, the Company recorded an accrued pension liability associated with its pending withdrawal from the Fujitsu plans of approximately $23.9 million, $23.6 million and $22.2 million, respectively. The amounts of accrued pension liability recorded include an estimate of a minimum pension liability arising from the underfunded status of the Fujitsu plans. As of December 28, 2003, December 26, 2004 and June 26, 2005, the estimate of the minimum pension liability was approximately $7.7 million, net of taxes of approximately $5.4 million. The estimates and assumptions the Company used to record its liability are based on the best available data and its current understanding of the assets and liabilities that will be assigned to the Company. Until a final actuarial valuation is completed, and until the amount of obligations and assets to be transferred back to the Japanese government, as described below, are known, the unfunded liability of the plan must be estimated. Although the Company believes that the obligations and assets used to determine the unfunded liability recorded are the best estimates based on the information available, the final amounts will not be known until the actuarial valuation is completed before the end of fiscal year 2005, which is when the obligations from the Fujitsu pension plan will be transferred to form a newly established Spansion plan.

Historically, the Fujitsu pension plan included a substitutional portion which is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In Phase I, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In Phase II, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to Japanese government. In Phase III, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In Phase IV, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the Japanese government.

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Fujitsu has announced that they will separate the substitutional portion from the Fujitsu pension plan and transfer the obligation and related plan assets to the Japanese government. The Company expects the transfer of the assets and liabilities to the Japanese government will be completed before the end of fiscal year 2005. As a result, Phase IV has not yet been completed and no related accounting entries have been made. Obligations and assets from the Fujitsu pension plan will be transferred into the Company’s newly established pension plan before the end of fiscal year 2005. The Company believes that the transfer of the obligation and related plan assets to the Japanese government will reduce the amount of assets and liabilities which would otherwise be transferred to the Company from the Fujitsu plan. We do not have sufficient data at this time to quantify the impact of the pending transfer.

The Company will revise its related disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in “Unaudited Pro Forma Consolidated Financial Data,” if still applicable, when such actuarial information becomes available.

35.	We note your response to comment 2. Please file the consent of those who provided data that you commissioned for use in your registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it did not commission any of the data used in the Registration Statement.

Oral Comment Received from T. Buchmiller on June 28, 2005

Please submit for review screen shots of any material that the underwriters intend to use in connection with the i-Deal prospectus delivery system.

Response: In response to the Staff’s comment, the Company undertakes to provide the Staff with screen shots of materials the underwriters intend to use in connection with the i-Deal prospectus delivery system when they become available.

*     *     *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP